Filed by iSatori, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: iSatori, Inc.

Commission File No.: 1-11900

Date: August 27, 2015

FOR IMMEDIATE RELEASE

iSatori Launches New MAXON™ Pure Strength Supplement into the Emerging Strength-Building Nutrition Category

MAXON™ Pure Strength Was Developed to Help Weightlifters Maximize Strength and Power; Expected distribution includes top online retailers and national wholesale and specialty accounts as well as select international countries

GOLDEN, CO--(August 27, 2015) -  iSatori, Inc. (OTCQB: IFIT), an emerging leader in the development and marketing of scientifically engineered nutritional supplements for healthier lifestyles, today announced the launch of its newest sports and fitness supplement, designed to maximize weightlifting strength: MAXON™ Pure Strength.

“In the gym, strength is king, as many athletes are striving to increase their weightlifting strength as well as muscle mass,” commented Stephen Adelé, iSatori founder and Chief Executive Officer (www.iSatori.com). "With clinically researched doses of patented or trademarked key ingredients—elevATP®, Torabolic®, AGMAFLOW™, and creatine hydrochloride—MAXON™ Pure Strength was developed to set a new standard in the emerging strength-building era."

Mr. Adelé continued, “In my over 30 years of weight training, I’ve yet to see strength/power-building lifts such as deadlifts, squats, and bench presses more popular than they are today—amongst both men and women in the gyms. Our development of MAXON literally redefines how athletes can acutely increase strength and positively affect lean mass, helping our customers reach their goals and transform their bodies, even faster."

VP of Sales at iSatori, Rick Anderson, added, "We are introducing MAXON™ Pure Strength to retail stores around the world and domestically, including Tigerfitness.com, CampusProtein.com, Bodybuilding.com, select national specialty retailers, as well as national wholesale distribution in Europa Sports Products. We’re confident we have provided significant value to the retail space with such a unique product in an emerging new category, which will give iSatori and our wholesale customers a strong advantage as we expand our retail footprint beyond Bio-Gro™, Hyper-Gro®, and Pre-Gro™."

"FutureCeuticals is always excited to supply clinically validated ingredients to the market," commented Mark Stagg from FutureCeuticals, Inc. "iSatori's inclusion of clinically studied levels of elevATP® in its MAXON™ Pure Strength clearly underscores iSatori's dedication and customer value proposition to deliver premium, science-based products to their consumers. elevATP® has been clinically reported to significantly increase strength and muscle mass in individuals in resistance training when measured against a placebo. That is why it is a perfect fit for the MAXON Pure Strength formula."

MAXON™ Pure Strength will compete in the emerging new strength category within the $35-billion nutritional supplements sector. With this new product innovation, iSatori expects continued growing interest from retailers and consumers alike and further sets itself apart in developing truly innovative and highly differentiated supplements for weight trainers and health-conscience sports and fitness enthusiasts.

Customers can find MAXON™ Pure Strength nationally at top retailers and on websites like Tigerfitness.com, CampusProtein.com, and Bodybuilding.com.

To learn more about iSatori and MAXON™ Pure Strength and to see the in-depth science behind the formulation, visit www.iSatori.com/MAXON.  As the exclusive distributor of MAXON™ Pure Strength, Europa Sports supplies over 14,000 specialty and independent retailers. Retailers interested in carrying the latest iSatori innovation can contact Europa Sports at 1.800.447.4795 or visit www.EuropaSports.com.

To sign up to receive iSatori's most recent news and updates via email, please visit http://www.isatori.com/Email-Signup-C2041.aspx.

About iSatori, Inc.

iSatori is a consumer products firm that develops and sells nutritional products through online marketing, Fortune 500 retailers, and thousands of retail stores around the world. The Company is headquartered in Golden, Colorado, and its common stock trades on the OTCQB under the symbol "IFIT." More information about the Company is available at http://www.isatori.com.  iSatori continues to provide the solutions and tools weight trainers are searching for to help them build stronger, leaner, healthier bodies. From athlete appearances with CT Fletcher, Nick Wright, Jason "Big J" English, Humerus Fitness, Jerry Ward, and Siera Capesius, to inspirational and educational articles and videos in Real Solutions for Iron Warriors online magazine. iSatori thrives on true innovation and continues to launch new, research supported supplements, including its category creator, patent-pending Bio-Gro™ bio-active peptides, Pre-Gro™, and Hyper-Gro®, which are now available in several new delicious flavors in retailers around the world.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of iSatori, Inc. with FitLife Brands, Inc. (“FitLife”) or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information Has Been and Will Be Filed with the SEC

FitLife has filed with the SEC a registration statement on Form S-4 that includes a preliminary Proxy Statement of iSatori that also constitutes a preliminary prospectus of FitLife. The registration statement has not yet become effective. FitLife and iSatori plan to mail the definitive Proxy Statement/Prospectus to iSatori’s shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ISATORI, FITLIFE, THE TRANSACTION, AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by iSatori and FitLife through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed by iSatori with the SEC by contacting the Corporate Secretary at 15000 W. 6th Avenue, Golden, CO  80401 or by calling 303.215.9174, and will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed by FitLife by contacting FitLife’s Chief Financial Officer at 4509 143rd Street, Suite 1., Omaha, NE 68137 or by calling 402.333.5260.

Participants in the Solicitation

iSatori and FitLife and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of iSatori in respect of the transaction described the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of iSatori in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Proxy Statement/Prospectus when it is filed with the SEC. Information regarding iSatori’s directors and executive officers is contained in iSatori’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC. Information regarding FitLifes’s directors and executive officers is contained in FitLife’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated May 4, 2015, which are filed with the SEC.

Forward-Looking Statements

Statements made in this news release relating to the Company's future sales, expenses, revenue, product developments, and all other statements except statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "potential," and similar terms and phrases to identify forward-looking statements in this press release. These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks and uncertainties, and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the timing and extent of changes in demand for the Company's products, the availability and price of ingredients necessary to manufacture such products, and the outcome of any current or future litigation regarding such products or similar products of competitors. Please see our Risk Factor disclosures included in our Registration Statement on Form S-1, as amended, initially filed with the Securities and Exchange Commission on April 30, 2013, and in subsequent filings with the Securities and Exchange Commission. All future written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this press release. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this press release.

Individual results will vary. Always consult a physician prior to starting any diet or exercise program. These statements have not been evaluated by the FDA. This product is not intended to diagnose, treat, cure, or prevent any disease.

Contacts

Self & Associates
Trudy M. Self
Investor Relations
909.336.5685
tmself@aol.com

iSatori, Inc.

Sue Mosebar

Corporate Communications

303.215.9174

pr@isatori.com